UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-d-2(b)

Under the Securities Exchange Act of 1934
(Final Amendment)*

INNOSPEC INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

45768S105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. “White Mountains” (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 563,200*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 563,200*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,200*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) HC,CO

*White Mountains directly controls no shares of the common stock of Innospec Inc. (“Innospec”) and is deemed to indirectly control a total of 563,200 Innospec common shares (“Innospec Shares”) as follows: (i) 371,100 Innospec Shares owned by subsidiaries of White Mountains which are controlled by Prospector Partners LLC (“Prospector”), a sub-adviser of White Mountains Advisors LLC (“WM Advisors”); (ii) 143,500 Innospec Shares contained in various employee benefit plans of White Mountains which are controlled by Prospector, a sub-adviser of WM Advisors and (iii) 48,600 Innospec Shares owned by third parties pursuant to investment advisory agreements with WM Advisors, which are controlled by Prospector, a sub-adviser of WM Advisors.  Prospector is filing a separate Schedule 13G with respect to these shares.

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Advisors, LLC. “WM Advisors” (No. 04-6140276)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 224,000**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 224,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,000**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) IA,CO

**WM Advisors directly controls 224,000 Innospec Shares as follows: (i) 31,900 Innospec Shares owned by subsidiaries of White Mountains which are controlled by Prospector, a sub-adviser of WM Advisors; (ii) 143,500 Innospec Shares contained in various employee benefit plans of White Mountains which are controlled by Prospector, a sub-adviser of WM Advisors and (iii) 48,600 Innospec Shares owned by third parties pursuant to investment advisory agreements with WM Advisors, which are controlled by Prospector, a sub-adviser of WM Advisors.  Prospector is filing a separate Schedule 13G with respect to these shares.

Item 1.
	(a)	Name of Issuer Innospec Inc.
	(b)	Address of Issuer’s Principal Executive Offices Innospec Manufacturing Park P.O. Box 17 Ellesmere Port Cheshire, CH65 4HF United Kingdom

Item 2.
(a)

Name of Person Filing
This statement is being filed by White Mountains Insurance Group, Ltd., a Bermuda corporation (“White Mountains”), and its wholly-owned subsidiary White Mountains Advisors, LLC, (“WM Advisors”), a Delaware corporation.  White Mountains is a property and casualty insurance holding company and WM Advisors is a registered investment adviser.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal executive office of White Mountains is 80 South Main Street, Hanover, NH 03755.  The address of the principal executive office of WM Advisors is 370 Church Street, Guilford, CT 06437.

	(c)	Citizenship
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 45768S105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)(1)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)(2)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(1)             WM Advisors is filing as an investment adviser herein.

(2)             White Mountains is filing as a parent holding company herein.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Name of Reporting Persons: White Mountains (No. 94-2708455)
	(a)	Amount beneficially owned: 563,200 shares
	(b)	Percent of class: 4.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 563,200***
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 563,200***
Name of Reporting Persons: WM Advisors (No. 04-6140276)
	(a)	Amount benefically owned: 224,000 shares.
	(b)	Percent of class: 1.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 224,000***
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 224,000***

***The reporting persons directly control no Innospec Shares and indirectly control, through various subsidiaries, employee benefit plans and third parties pursuant to investment advisory agreements with WM Advisors, a wholly owned subsidiary (as further described herein) of White Mountains.

(1)             WM Advisors is filing as an investment adviser herein.

(2)             White Mountains is filing as a parent holding company herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.
February 13, 2007
Date
/s/ J. Brian Palmer
Signature
Chief Accounting Officer
Name/Title

WHITE MOUNTAINS ADVISORS, LLC.
/s/ Mark J. Plourde
Signature
Chief Financial Officer, Chief Compliance Officer and Treasurer
Name/Title